UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Calix, Inc.

(Name of issuer)

Common Stock, par value $0.025 per share

(Title of class of securities)

13100M509

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 13100M509	Page 2 of 8 Pages

(1)	Names of reporting persons Foundation Capital V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 2,943,440 shares of Common Stock (2)
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 2,943,440 shares of Common Stock (2)
(9)	Aggregate amount beneficially owned by each reporting person 2,943,440 shares of Common Stock (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.2% (3)
(12)	Type of reporting person (see instructions) PN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by Foundation Capital V, L.P. (“FC5”), Foundation Capital V Principals Fund, L.L.C. (“FC5P”) and Foundation Capital Management Company V, L.L.C. (“FCM5” and together with FC5 and FC5P, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 2,880,916 shares held by FC5; and (ii) 62,524 shares held by FC5P. FCM5 serves as the sole general partner of FC5 and serves as the manager of FC5P. As such, FCM5 possesses voting and dispositive power over the shares held by FC5 and FC5P, and may be deemed to have indirect beneficial ownership of the shares held by FC5 and FC5P. FCM5 owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)	This percentage is calculated based upon 47,295,752 shares of the Common Stock outstanding (as of October 14, 2011), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on October 21, 2011.

SCHEDULE 13G

CUSIP No.13100M509	Page 3 of 8 Pages

(1)	Names of reporting persons Foundation Capital V Principals Fund, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 2,943,440 shares of Common Stock (2)
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 2,943,440 shares of Common Stock (2)
(9)	Aggregate amount beneficially owned by each reporting person 2,943,440 shares of Common Stock (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.2%
(12)	Type of reporting person (see instructions) OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 2,880,916 shares held by FC5; and (ii) 62,524 shares held by FC5P. FCM5 serves as the sole general partner of FC5 and serves as the manager of FC5P. As such, FCM5 possesses voting and dispositive power over the shares held by FC5 and FC5P, and may be deemed to have indirect beneficial ownership of the shares held by FC5 and FC5P. FCM5 owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)	This percentage is calculated based upon 47,295,752 shares of the Common Stock outstanding (as of October 14, 2011), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on October 21, 2011.

SCHEDULE 13G

CUSIP No. 13100M509	Page 4 of 8 Pages

(1)	Names of reporting persons Foundation Capital Management Company V, L.L.C
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 shares
(6) Shared voting power 2,943,440 shares of Common Stock (2)
(7) Sole dispositive power 0 shares
(8) Shared dispositive power 2,943,440 shares of Common Stock (2)
(9)	Aggregate amount beneficially owned by each reporting person 2,943,440 shares of Common Stock (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.2% (3)
(12)	Type of reporting person (see instructions) OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 2,880,916 shares held by FC5; and (ii) 62,524 shares held by FC5P. FCM5 serves as the sole general partner of FC5 and serves as the manager of FC5P. As such, FCM5 possesses voting and dispositive power over the shares held by FC5 and FC5P, and may be deemed to have indirect beneficial ownership of the shares held by FC5 and FC5P. FCM5 owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2011.

(3)	This percentage is calculated based upon 47,295,752 shares of the Common Stock outstanding (as of October 14, 2011), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on October 21, 2011.

Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Calix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1035 N. McDowell Boulevard
Petaluma, CA 94954

Item 2(a).	Name of Person Filing:

Foundation Capital V, L.P. (“FC5”)
Foundaiton Capital V Principals Fund, L.L.C. (“FC5P”)
Foundation Capital Management Company V, L.L.C. (“FCM5”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Foundation Capital
250 Middlefield Road
Menlo Park, California 94025

Item 2(c).	Citizenship:

FC – Delaware, United States of America
FC5P – Delaware, United States of America
FCM5 – Delaware, United States of America

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 13100M509

Item 3.	Not applicable.

Item 4.	Ownership. The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2011:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (3)

FC5	2,880,916	0	2,943,440	0	2,943,440	2,943,440	6.2%

FC5P	62,524	0	2,943,440	0	2,943,440	2,943,440	6.2%

FCM5 (2)	0	0	2,943,440	0	2,943,440	2,943,440	6.2%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Person.

(2)	FCM5 serves as the sole general partner of FC5 and the manager of FC5P. As such, FCM5 possesses voting and dispositive power over the shares held by FC5 and FC5P, and may be deemed to have indirect beneficial ownership of the shares held by FC5 and FC5P. FCM5 owns no securities of the Issuer directly.

(3)	This percentage is calculated based upon 47,295,752 shares of the Common Stock outstanding (as of October 14, 2011), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on October 21, 2011.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Page 6 of 8 Pages

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012

FOUNDATION CAPITAL MANAGEMENT CO.V, L.L.C.

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL V, L.P.

By:	Foundation Capital Management Co. V, L.L.C.
its General Partner

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL V PRINCIPALS FUND, L.L.C.

By:	Foundation Capital Management Co. V, L.L.C.
its Manager

By:	/s/ William B. Elmore
Member

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 8 of 8 Pages

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Calix, Inc.

Dated: February 7, 2012

FOUNDATION CAPITAL MANAGEMENT CO. V, L.L.C.

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL V, L.P.

By:	Foundation Capital Management Co. V, L.L.C.
its General Partner

By:	/s/ William B. Elmore
Member

FOUNDATION CAPITAL V PRINCIPALS FUND, L.L.C.

By:	Foundation Capital Management Co. V, L.L.C.
its Manager

By:	/s/ William B. Elmore
Member